Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CLARIFICATION ANNOUNCEMENT IN RELATION TO THE 2018

INTERIM RESULTS ANNOUNCEMENT

Reference is made to the announcement of China Southern Airlines Company Limited (the “Company”) dated 28 August 2018 in relation to the unaudited results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2018 (the “Announcement”).

The Company would like to clarify the information contained in the section headed “Changes in the Share Capital, Shareholders’ Profile and Disclosure of Interests - II. Particulars of Shareholders and De Facto Controllers - (I) Number of Shareholders” on page 54 of the full text of the 2018 Interim Report of the Company contained in the Announcement as set out below (with the relevant disclosure underlined for easy reference):

“As at the end of the reporting period, total number of shareholders of the ordinary shares of the Company was 25,456.”

The correct number for the above underlined description shall be “205,456” instead of “25,456”.

Save as disclosed above, all other information in the Announcement shall remain unchanged.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

10 September 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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